Exhibit 99.1

NiCE Reports 13% Year-Over-Year Cloud Revenue Growth
for the Third Quarter 2025 and Raises Full-Year 2025 Revenue Guidance

•	AI ARR increased 49% year over year, 43% excluding Cognigy
•	Completes acquisition of Cognigy, a market leader in conversational and agentic AI
•	Double-digit year-over-year EPS growth

Hoboken, New Jersey, November 13, 2025 - NiCE (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2025, as compared to the corresponding periods of the previous year.

Third Quarter 2025 Financial Highlights

GAAP	Non-GAAP
Total revenue was $732.0 million and increased 6%	Total revenue was $732.0 million and increased 6%
Cloud revenue was $562.9 million and increased 13%	Cloud revenue was $562.9 million and increased 13%
Operating income was $160.8 million and increased 14%	Operating income was $230.9 million and increased 5%
Operating margin was 22.0% compared to 20.5% last year	Operating margin was 31.5% compared to 32.0% last year
Diluted EPS was $2.29 and increased 23%	Diluted EPS was $3.18 and increased 10%
Net cash provided by operating activities was $190.5 million and increased 20%

“We’re pleased to report a strong third quarter, stemming from the continued execution of our AI-first strategy and our outstanding go-to-market performance” said Scott Russell, CEO of NiCE. “Total revenue was $732 million, at the high end of our guidance, with cloud revenue increasing 13% year over year to $563 million. Our cloud revenue growth was fueled by the strong momentum of our CX AI and Self-Service business, whose ARR growth accelerated to 49% year over year, and 43% year over year excluding Cognigy. Our AI capabilities were included in every new seven-figure CX deal, underscoring the expansion of our AI-powered, enterprise-grade solutions.

Mr. Russell continued, “Our AI momentum continues to accelerate, with sustained organic performance amplified by the integration of Cognigy. Together with CXone, we’re redefining what’s possible in customer experience — bringing AI, contextual engagement data, and automation together in a unified real-time platform that drives meaningful business outcomes. The strength of our strategy, combined with the pace of our innovation and execution, positions NiCE at the forefront of the industry’s AI transformation.”

GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues:
Third quarter 2025 total revenues increased 6% year over year to $732.0 million compared to $690.0 million for the third quarter of 2024.

Gross Profit:
Third quarter 2025 gross profit was $489.1 million compared to $460.3 million for the third quarter of 2024. Third quarter 2025 gross margin was 66.8% compared to 66.7% for the third quarter of 2024.

Operating Income:
Third quarter 2025 operating income increased 14% to $160.8 million compared to $141.4 million for the third quarter of 2024. Third quarter 2025 operating margin was 22.0% compared to 20.5% for the third quarter of 2024.

Net Income:
Third quarter 2025 net income increased 20% to $144.9 million compared to $120.9 million for the third quarter of 2024. Third quarter 2025 net income margin was 19.8% compared to 17.5% for the third quarter of 2024.

Fully Diluted Earnings Per Share:
Third quarter 2025 fully diluted earnings per share increased 23% to $2.29 compared to $1.86 in the third quarter of 2024.

Cash Flow and Cash Balance:
Third quarter 2025 operating cash flow was $190.5 million and $40.6 million was used for share repurchases. All outstanding debt was fully settled in cash during the quarter, resulting in net cash and investments of $455.9 million.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues:
Third quarter 2025 non-GAAP total revenues increased 6% year over year to $732.0 million compared to $690.0 million for the third quarter of 2024.

Gross Profit:
Third quarter 2025 non-GAAP gross profit increased to $511.6 million compared to $490.3 million for the third quarter of 2024. Third quarter 2025 non-GAAP gross margin was 69.9% compared to 71.1% for the third quarter of 2024.

Operating Income:
Third quarter 2025 non-GAAP operating income increased 5% to $230.9 million compared to $220.8 million for the third quarter of 2024. Third quarter 2025 non-GAAP operating margin was 31.5% compared to 32.0% for the third quarter of 2024.

Net Income:
Third quarter 2025 non-GAAP net income increased 7% to $200.8 million compared to $186.9 million for the third quarter of 2024. Third quarter 2025 non-GAAP net income margin totaled 27.4% compared to 27.1% for the third quarter of 2024.

Fully Diluted Earnings Per Share:
Third quarter 2025 non-GAAP fully diluted earnings per share increased 10% to $3.18 compared to $2.88 for the third quarter of 2024.

Full-Year 2025 Guidance*:

The Company is raising its full-year 2025 non-GAAP total revenues to be in an expected range of $2,932 million to $2,946 million, representing 7% year over year growth at the midpoint compared to full-year 2024.

The Company is updating full-year 2025 non-GAAP fully diluted earnings per share to be in a range of $12.18 to $12.32, representing 10% year over year growth at the midpoint compared to full-year 2024.

*The updated guidance includes the expected results of Cognigy from the date of acquisition through year end.

Quarterly Results Conference Call

NiCE management will host its earnings conference call today, November 13, 2025, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. A live webcast and replay will be available on the Investor Relations page of the Company’s website. To access, please register by clicking here: https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the ongoing financial performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Investor Relations Contact
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Trademark Note: NiCE and the NiCE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NiCE trademarks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe”, “expect”, “seek”, “may”, “will”, “intend”, “should”, “project”, “anticipate”, “plan”, and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, performance, future plans and strategies, projections, anticipated events and trends, the economic environment, and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant uncertainties, contingencies, and risks, including, economic, competitive and other factors, which are difficult to predict and many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapid changes in technology and market requirements, the implementation of AI capabilities in certain products and services; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications, loss of market share, cyber security attacks or other security incidents, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy, our ability to recruit and retain qualified personnel, the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2025	2024
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$418,052	$481,712
Short-term investments	37,840	1,139,996
Trade receivables	714,915	643,985
Prepaid expenses and other current assets	212,159	239,080

Total current assets	1,382,966	2,504,773

LONG-TERM ASSETS:
Property and equipment, net	188,373	185,292
Deferred tax assets	222,486	219,232
Other intangible assets, net	624,057	231,346
Operating lease right-of-use assets	76,611	93,083
Goodwill	2,438,371	1,849,668
Prepaid expenses and other long-term assets	218,658	212,512

Total long-term assets	3,768,556	2,791,133

TOTAL ASSETS	$5,151,522	$5,295,906

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$92,114	$110,603
Deferred revenues and advances from customers	345,315	299,367
Current maturities of operating leases	12,783	12,554
Debt	-	458,791
Accrued expenses and other liabilities	530,024	593,109

Total current liabilities	980,236	1,474,424

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	61,996	66,289
Operating leases	74,071	92,258
Deferred tax liabilities	114,136	1,965
Other long-term liabilities	60,337	57,807

Total long-term liabilities	310,540	218,319

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,860,746	3,589,742
Non-controlling interests	-	13,421

Total shareholders' equity	3,860,746	3,603,163

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,151,522	$5,295,906

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Cloud	$562,942	$500,114	$1,630,087	$1,450,213
Services	138,706	149,857	419,389	446,381
Product	30,351	39,992	109,427	117,078
Total revenue	731,999	689,963	2,158,903	2,013,672

Cost of revenue:
Cloud	189,661	178,923	555,106	519,603
Services	47,218	44,652	141,715	137,401
Product	6,051	6,111	19,790	20,134
Total cost of revenue	242,930	229,686	716,611	677,138

Gross profit	489,069	460,277	1,442,292	1,336,534

Operating expenses:
Research and development, net	90,463	91,500	269,327	265,854
Selling and marketing	161,864	152,778	493,097	465,438
General and administrative	75,968	74,620	210,333	213,600
Total operating expenses	328,295	318,898	972,757	944,892

Operating income	160,774	141,379	469,535	391,642

Financial and other income, net	(21,136)	(12,280)	(51,806)	(41,934)

Income before tax	181,910	153,659	521,341	433,576
Taxes on income	37,057	32,738	59,794	90,497
Net income	$144,853	$120,921	$461,547	$343,079

Earnings per share:
Basic	$2.33	$1.91	$7.38	$5.41
Diluted	$2.29	$1.86	$7.26	$5.22

Weighted average shares outstanding:
Basic	62,036	63,397	62,512	63,403
Diluted	63,161	64,838	63,574	65,741

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$144,853	$120,921	$461,547	$343,079
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	48,918	52,964	136,971	156,244
Share-based compensation	35,834	47,252	116,481	133,882
Amortization of premium and discount and accrued interest on marketable securities	5,838	(3,398)	1,534	(6,726)
Deferred taxes, net	15,997	(27,542)	(9,297)	(38,949)
Changes in operating assets and liabilities:
Trade Receivables, net	(26,621)	(41,462)	(52,685)	(40,032)
Prepaid expenses and other current assets	19,681	17,164	33,390	27,665
Operating lease right-of-use assets	2,309	3,273	11,135	9,926
Trade payables	11,596	(2,293)	(19,811)	4,646
Accrued expenses and other current liabilities	(35,295)	22,149	(144,756)	(21,555)
Deferred revenue	(30,806)	(28,094)	19,049	22,187
Realized gain on marketable securities, net	(4,463)	-	(4,463)	-
Operating lease liabilities	(2,643)	(2,748)	(13,578)	(10,524)
Amortization of discount on long-term debt	361	430	1,210	1,404
Other	4,941	345	166	1,872
Net cash provided by operating activities	190,500	158,961	536,893	583,119

Investing Activities

Purchase of property and equipment	(7,258)	(10,419)	(15,504)	(27,395)
Purchase of Investments	(14,903)	(138,219)	(89,044)	(575,332)
Proceeds from sales of marketable investments	1,064,132	60,125	1,198,906	628,246
Capitalization of internal use software costs	(19,663)	(16,812)	(54,566)	(47,986)
Payments for business acquisitions, net of cash acquired	(826,583)	(44,507)	(863,049)	(44,507)
Net cash provided by (used in) investing activities	195,725	(149,832)	176,743	(66,974)

Financing Activities

Proceeds from issuance of shares upon exercise of options	15	28	1,023	2,340
Purchase of treasury shares	(40,551)	(86,437)	(323,719)	(274,040)
Dividends paid to noncontrolling interest	-	-	-	(2,681)
Repayment of debt	(460,000)	-	(460,000)	(87,435)
Net cash used in financing activities	(500,536)	(86,409)	(782,696)	(361,816)

Effect of exchange rates on cash and cash equivalents	(2,087)	4,508	4,199	1,260

Net change in cash, cash equivalents and restricted cash	(116,398)	(72,772)	(64,861)	155,589
Cash, cash equivalents and restricted cash, beginning of period	$536,569	$741,675	$485,032	$513,314

Cash, cash equivalents and restricted cash, end of period	$420,171	$668,903	$420,171	$668,903

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$418,052	$666,734	$418,052	$666,734
Restricted cash included in other current assets	$2,119	$2,169	$2,119	$2,169
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$420,171	$668,903	$420,171	$668,903

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2025	2024	2025	2024
GAAP revenues	$731,999	$689,963	$2,158,903	$2,013,672
Non-GAAP revenues	$731,999	$689,963	$2,158,903	$2,013,672

GAAP cost of revenue	$242,930	$229,686	$716,611	$677,138
Amortization of acquired intangible assets on cost of cloud	(17,177)	(24,278)	(45,782)	(73,778)
Amortization of acquired intangible assets on cost of product	-	-	-	(410)
Cost of cloud revenue adjustment (1,2)	(2,910)	(3,175)	(9,381)	(9,029)
Cost of services revenue adjustment (1)	(2,431)	(2,511)	(7,127)	(7,506)
Cost of product revenue adjustment (1)	(22)	(30)	(65)	(90)
Non-GAAP cost of revenue	$220,390	$199,692	$654,256	$586,325

GAAP gross profit	$489,069	$460,277	$1,442,292	$1,336,534
Gross profit adjustments	22,540	29,994	62,355	90,813
Non-GAAP gross profit	$511,609	$490,271	$1,504,647	$1,427,347

GAAP operating expenses	$328,295	$318,898	$972,757	$944,892
Research and development (1,2)	(4,762)	(6,734)	(12,633)	(22,361)
Sales and marketing (1,2)	(13,457)	(14,944)	(42,129)	(42,326)
General and administrative (1,2)	(22,469)	(22,154)	(58,951)	(59,414)
Amortization of acquired intangible assets	(6,859)	(5,613)	(18,508)	(15,824)
Valuation adjustment on acquired deferred commission	-	1	-	24
Non-GAAP operating expenses	$280,748	$269,454	$840,536	$804,991

GAAP financial and other income, net	$(21,136)	$(12,280)	$(51,806)	$(41,934)
Amortization of discount on debt	(361)	(430)	(1,210)	(1,404)
Change in fair value of contingent consideration	-	(36)	-	(115)
Realized gain on marketable securities, net	4,463	-	4,463	-
Non-GAAP financial and other income, net	$(17,034)	$(12,746)	$(48,553)	$(43,453)

GAAP taxes on income	$37,057	$32,738	$59,794	$90,497
Tax adjustments re non-GAAP adjustments	10,043	13,886	76,763	42,665
Non-GAAP taxes on income	$47,100	$46,624	$136,557	$133,162

GAAP net income	$144,853	$120,921	$461,547	$343,079
Amortization of acquired intangible assets	24,036	29,891	64,290	90,012
Valuation adjustment on acquired deferred commission	-	(1)	-	(24)
Share-based compensation (1)	37,380	48,731	121,220	137,997
Acquisition related expenses (2)	8,671	817	9,066	2,729
Amortization of discount on debt	361	430	1,210	1,404
Realized gain on marketable securities, net	(4,463)	-	(4,463)	-
Change in fair value of contingent consideration	-	36	-	115
Tax adjustments re non-GAAP adjustments	(10,043)	(13,886)	(76,763)	(42,665)
Non-GAAP net income	$200,795	$186,939	$576,107	$532,647

GAAP diluted earnings per share	$2.29	$1.86	$7.26	$5.22

Non-GAAP diluted earnings per share	$3.18	$2.88	$9.06	$8.10

Shares used in computing GAAP diluted earnings per share	63,161	64,838	63,574	65,741

Shares used in computing non-GAAP diluted earnings per share	63,161	64,838	63,574	65,741

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based compensation

	Quarter ended		Year to date
	September 30,		September 30,
	2025	2024	2025	2024

Cost of cloud revenue	$2,910	$3,175	$9,381	$8,967
Cost of services revenue	2,431	2,511	7,127	7,506
Cost of product revenue	22	30	65	90
Research and development	4,762	6,734	12,633	22,031
Sales and marketing	13,447	14,937	42,119	41,676
General and administrative	13,808	21,344	49,895	57,727
	$37,380	$48,731	$121,220	$137,997

(2)	Acquisition related expenses

	Quarter ended		Year to date
	September 30,		September 30,
	2025	2024	2025	2024

Cost of cloud revenue	$-	$-	$-	$62
Research and development	-	-	-	330
Sales and marketing	10	7	10	650
General and administrative	8,661	810	9,056	1,687
	$8,671	$817	$9,066	$2,729

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$144,853	$120,921	$461,547	$343,079
Non-GAAP adjustments:
Depreciation and amortization	48,918	52,964	136,971	156,244
Share-based compensation	35,834	47,252	116,481	133,882
Financial and other income, net	(21,136)	(12,280)	(51,806)	(41,934)
Acquisition related expenses	8,671	817	9,066	2,729
Valuation adjustment on acquired deferred commission	-	(1)	-	(24)
Taxes on income	37,057	32,738	59,794	90,497
Non-GAAP EBITDA	$254,197	$242,411	$732,053	$684,473

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash provided by operating activities	$190,500	$158,961	$536,893	$583,119

Purchase of property and equipment	(7,258)	(10,419)	(15,504)	(27,395)
Capitalization of internal use software costs	(19,663)	(16,812)	(54,566)	(47,986)

Free Cash Flow (a)	$163,579	$131,730	$466,823	$507,738

(a) Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.